UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2007

AMERICAN ISRAELI PAPER MILLS LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated August 27, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LTD. (Registrant) By: /s/ Lea Katz —————————————— Name: Lea Katz Title: Corporate Secretary

Dated: August 27, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.	Press release dated August 27, 2007.

Exhibit 1

NEWS

Client: AMERICAN ISRAELI PAPER MILLS LTD.

Agency Contact: PHILIP Y. SARDOFF

For Release: IMMEDIATE

American Israeli Paper Mills Ltd.
Conversion to Natural Gas

Hadera, Israel, August 27, 2007 – American Israeli Paper Mills Ltd. (AMEX:AIP) (the “Company” or “AIPM”), announce that upon completion of the connection of the Company’s site in Hadera to the natural gas flow system, the Company began to convert the existing co-generation system in the site to the use of natural gas. Natural gas will gradually replace the use of fuel oil in the following months in the paper manufacturing process.

The natural gas will be supplied by the Yam Tethys partnership until mid 2011. As previously reported, the Company signed an agreement in principle with the Egyptian company EMG for an additional period of 15 years, commencing in 2011.

The Company invested approximately NIS 30 million in the conversion to natural gas in infrastructure and conversion of the existing equipment.

The transition to natural gas is expected, upon completion, to further improve the quality of air emissions and to bring annual savings of approximately NIS 45 million in the fuel costs of the Group’s companies (including associated companies).

The Company estimates that at current fuel oil and gas price levels, and with the full operation of the co-generation system with natural gas, the affect on its annual net profit will total approximately NIS 25 million.

This report regarding the affect of the conversion to natural gas contains various forward-looking information as defined in the Israeli securities Law, based upon Company’s estimations. These estimations might not be fully or partially realized, or might be realized differently from the current estimations, as a result of a variety of factors, including factors outside the control of the Company, such as gas suppliers, natural gas transporter to the Company’s site in Hadera, and changes in fuel oil price level.